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                                                                       EXHIBIT 4


                         [GIANT GROUP, LTD. LETTERHEAD]

                                January 16, 1996



Dear Stockholders:

         On January 4, 1996, your Board of Directors adopted a Stockholders Rights Plan (the "Plan"). The Plan provides for a dividend of rights to purchase shares of a newly authorized series of preferred stock of the Company (the "Preferred Stock") or, after certain events, shares of Common Stock of the Company (the "Common Stock"). Each stockholder will receive one Right for each share of Common Stock owned as of the close of business on January 16, 1996. You should note, however, that you will not actually receive a certificate for the Rights at this time, but you may if certain events occur as outlined in the enclosed summary description of the Plan. You are urged to read this document carefully.

         The Board of Directors believes that the Plan is in the best interest of the stockholders as it contains provisions to protect you and the Company from coercive or unfair takeover tactics that could impair the Board's ability to represent your interests fully.

         The Plan is not intended, nor will it operate, to prevent an acquisition of the Company if the terms are favorable and fair to all stockholders. The Plan is designed to deal with the very serious problem of unilateral actions by hostile acquirors that are calculated to deprive your Board of the ability to determine the destiny of the Company or which would enrich a small group of stockholders at the expense of the other stockholders. The Plan should not affect any prospective offer at a fair price to all stockholders and certainly will not interfere with a merger or other business combination approved by your Board of Directors.

         The Board of Directors believes that the adoption of the Plan will permit the Company to review acquisition prospects for the Company without the threat of hostile acquirors who have only their own interests in mind.

                                   Sincerely,



                                 Burt Sugarman
                      Chairman and Chief Executive Officer